Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2007

Mr. Robert J. DeLuccia
President and Chief Executive Officer
MacroChem Corporation
40 Washington Street
Suite 220
Wellesley Hills, MA 02481

> **Re: MacroChem Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-13634**

Dear Mr. DeLuccia:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant